BOX EXCHANGE

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

June 24, 2026

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 104 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 104 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and the complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment.

This Amendment is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Chris Zaremba
General Counsel

cc: Johnna Dumler
TM-Marketsupervision@sec.gov
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/24/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

   26000274
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2102 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Chris Zaremba (Name) General Counsel (Title) 617-235-2102 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Chris Zaremba
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/24/2026 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Chris Zaremba, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 24 day of June (Month), 2026 (Year) by Alyssa Schwartz (Notary Public)

My Commission expires 5/25/29 County of Suffolk State of Massachusetts

[Notary seal: Alyssa R. Schwartz, Notary Public, Commonwealth of Massachusetts, My Commission Expires May 25, 2029]

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 104
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 104. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2025 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC

2. Exhibit D-2, BOX Options Market LLC

3. Exhibit D-3, BOX Technology LLC

4. Exhibit D-4, TMX Group Limited

5. Exhibit D-5, Bourse de Montréal Inc.

6. Exhibit D-6, MX US 1, Inc.

7. Exhibit D-7, MX US 2 LLC

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC
Summary Income Statement
Twelve Months Ended December 31, 2025
Draft - Unaudited, USD

		2025
REVENUES	**$**	**-**
OPERATING EXPENSES		
Professional Services	$	843,782
Office-related and other		30,271
TOTAL OPERATING EXPENSES	**$**	**874,053**
NET INCOME / (LOSS)	**$**	**(874,053)**

BOX HOLDINGS GROUP LLC
Summary Consolidated Balance Sheet
As of December 31, 2025
Draft - Unaudited, USD

		Balance at 12/31/25
ASSETS		
Current Assets		
Cash & cash equivalents	$	13,009
Receivable from related parties		349,619
Due from members		4,590,898
Total Current Assets		**4,953,526**
TOTAL ASSETS	**$**	**4,953,526**
LIABILITIES		
Current Liabilities		
Accounts payable & accrued expenses	$	133,879
Payable to related parties		346,690
Total Current Liabilities		**480,569**
TOTAL LIABILITIES	**$**	**480,569**
TOTAL MEMBERS' EQUITY	**$**	**4,472,957**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**4,953,526**

BOX EXCHANGE SM

Exhibit D-2 – BOX Options Market LLC

BOX Options Market LLC

Financial Statements
As of and for the Year Ended December 31, 2025

(with Independent Auditors' Report Thereon)

BOX Options Market LLC

Table of Contents

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

The Board of Directors
BOX Options Market LLC:

Opinion

We have audited the financial statements of BOX Options Market LLC (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of income, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 18, 2026

BOX Options Market LLC

Balance Sheet as of December 31, 2025

(*dollars in thousands*)

Assets

Current Assets:		
Cash and cash equivalents	$	47,091
Accounts receivable, net of allowance of $0		10,132
Receivable from related parties, net		31,041
Other current assets		1,269
Total Current Assets		89,533
Right of use asset – operating leases, net		2,641
Software, computer equipment and leasehold improvements, net		7,070
Total Assets	**$**	**99,244**

Liabilities and Member's Equity

Current Liabilities:		
Accounts payable and accrued expenses	$	5,375
Payable to related parties		1,112
Operating lease liability		537
Total Current Liabilities		7,024
Long-Term Liabilities:		
Operating lease liability		2,567
Accrued deferred compensation		2,809
Total Long-Term Liabilities		5,376
Total Liabilities		**12,400**
Total Member's Equity		**86,844**
Total Liabilities and Member's Equity	**$**	**99,244**

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Income for the Year Ended December 31, 2025

(*dollars in thousands*)

Revenues:		
Transaction fees, net	$	112,930
Non-transaction fees		14,994
Options Price Reporting Authority (“OPRA”) income		4,545
Total Revenues		132,469
Operating Expenses:		
Compensation and benefits		8,983
Regulatory expense		12,064
Trading technology and external IT services		12,065
Depreciation and amortization		2,681
Professional services		1,372
Facility costs		531
Office-related, travel and other		786
Total Operating Expenses		38,482
Operating Income		93,987
Non-Operating Income:		
Interest and other non-operating income, net		1,884
Net Income	$	95,871

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Member's Equity as of December 31, 2025

(*dollars in thousands*)

	Total Member's Equity
Balance, December 31, 2024	$ 102,663
Net income	95,871
Dividends to members	(111,690)
Balance, December 31, 2025	$ 86,844

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Cash Flows for the Year Ended December 31, 2025

(*dollars in thousands*)

Cash Flows Provided by Operating Activities:		
Net income	$	95,871
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,681
Non-cash operating lease expense		463
Changes in operating assets and liabilities:		
Decrease in accounts receivable, net		203
Increase in receivable from related parties, net		(8,578)
Increase in other current assets		(16)
Increase in accounts payable and accrued expenses		2,730
Increase in accrued deferred compensation		763
Increase in payable to related parties		345
Decrease in lease liability, net		(513)
Net cash provided by operating activities		93,949
Cash Used in Investing Activities:		
Purchase of computer equipment, software and leasehold improvements, net		(3,273)
Net cash used in investing activities		(3,273)
Cash Used in Financing Activities:		
Dividends to members		(111,690)
Net cash used in financing activities		(111,690)
Net Decrease in Cash and cash equivalents		(21,014)
Cash and cash equivalents, beginning of year		68,105
Cash and cash equivalents, end of year	$	47,091

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC. The Company is headquartered in Boston, Massachusetts and has another office in Chicago, Illinois.

BOX Market operates an equity options market ("exchange") whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The Company's trading platform is built on proprietary software ("SOLA") and includes an electronic trading system as well as a physical trading floor. The Company is regulated by BOX Exchange LLC ("BOX Exchange" or the "SRO"), a recognized national securities exchange registered with the U.S. Securities and Exchange Commission ("SEC"). BOX Market is a Facility of BOX Exchange (a related party to BOX Market). A "Participant" is defined as any firm or organization that is registered with BOX Exchange for purposes of participating in options trading on the exchange.

The Company is a single member LLC wholly-owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members of BOX Holdings include MX US 2 LLC (a subsidiary of TMX Group Limited ("TMX")), IB Exchange Corp. ("IB") and Citadel Securities Principal Investments LLC ("Citadel").

2. Significant Accounting Policies

Basis of Presentation

The Company's functional currency is U.S. dollars ("USD") and these financial statements are presented in that currency. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Additional estimates reflected in the financial statements include any reserve for credit losses on receivables, useful lives and impairment of long-lived assets, the capitalization and estimated useful life of internally developed software and the discount rate used for operating leases. Estimates are periodically reviewed and are updated to reflect changes in circumstances, facts and experiences as needed. Actual results could differ from the Company's estimates.

Cash and Cash Equivalents

Cash includes amounts on deposit with banks. Cash equivalents include investments in liquid money market funds and other liquid funds that invest in short-term US Treasury Securities ("USTs") that have original or acquired maturities of 90 days or less. These assets are stated at carrying value, which approximates fair value.

Cash and cash equivalents potentially expose the Company to concentrations of credit risk. Periodically, the Company maintains deposits in government-insured financial institutions in excess of government-insured limits. The Company deposits its cash in financial institutions that it believes are high quality and has not experienced any losses on such accounts and does not believe it is

(*dollars in thousands*)

exposed to any significant credit risk. Although certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Accounts Receivable, Net

Accounts receivable, net consist primarily of revenues from Transaction fees, net, Non-transaction fees and the Company's share of distributable income receivable from OPRA. The Company evaluates its receivables to determine if they potentially expose the Company to concentrations of credit risk. Based on historical experience, current conditions, and reasonable and supportable forecasts, the Company does not believe that it is subject to unusual credit risk.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) ("ASU 2016-13"). ASU 2016-13 replaces the current incurred loss approach with a new expected credit loss impairment model for trade receivables, loans, and other financial instruments. Under the new model, the estimate of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts.

The Company accounts for credit losses on its trade receivables and other financial instruments using the expected credit loss impairment model to determine if they potentially expose the Company to concentrations of credit risk. Based on historical experience, current conditions, and reasonable and supportable forecasts, the Company is not subject to unusual credit risk.

On a monthly basis, management evaluates the Company's receivables and records an allowance for doubtful accounts, which is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. As of December 31, 2025, the allowance for doubtful accounts was $0, and the provision for bad debts for the year ended December 31, 2025 was $0.

Receivable from Related Parties, Net

Receivable from related parties, net includes (i) amounts owed to BOX Market by BOX Exchange for revenues collected by BOX Exchange which are due to BOX Market under the terms of the "Facility Agreement" (refer to Footnote 6) (this balance is net of $12,064 in accrued Regulatory expense recognized by BOX Market in 2025) and (ii) amounts owed to BOX IT by BOX Exchange for services provided to BOX Exchange under terms of the TOSA between BOX IT and BOX Exchange (refer to Footnote 6).

On July 11, 2012, the U.S. Securities and Exchange Commission ("SEC") voted to adopt Rule 613 under Regulation National Market System ("Regulation NMS") requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail ("CAT"). As an SRO, BOX Exchange is a member of CAT, LLC and has participated in funding the development and implementation of the CAT system along with the other SROs in exchange for promissory notes.

On September 6, 2023, the SEC approved a "CAT Funding Model" that included two categories of fees based on the "executed equivalent shares" of eligible securities: (i) fees to recover a portion of historical CAT costs previously funded by monies loaned to CAT, LLC by the Plan Participants; and (ii) fees to fund prospective CAT costs.

(*dollars in thousands*)

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring addition costs related to CAT.

In accordance with the first approved CAT Funding Model, CAT, LLC began invoicing and collecting these fees on behalf of the Plan Participants in September 2024. In July 2025, the CAT Funding Model order was vacated by the 11th Circuit.

On September 5, 2025, CAT, LLC filed a proposed amendment to implement a revised funding model (the "Amendment"). On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality.

On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment proposed on September 5, 2025.

At the end of November 2025, the July 2025 order by the 11th circuit to vacate the CAT Funding Model became effective, at which time CAT, LLC halted collection of all fees.

On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs.

On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recovered if the collection period is shortened beyond the approval order's two-year limitation.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, BOX Exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the BOX Exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On March 27, 2026, the SEC approved the amendment to further reduce CAT costs that was proposed on December 18, 2025.

On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026.

BOX Market's Receivable from related parties, net (reported as $31,041 in the balance sheet) includes $30,848 receivable from BOX Exchange, net and $193 receivable from other related parties, net. See table below.

Receivable from related parties:	
Receivable from BOX Exchange, gross	$ 42,912
Less: adjustment to Receivable from BOX Exchange	(11,000)
Less: net loss reported by BOX Exchange for 2025	(1,064)
Receivable from other related parties, net	193
Total Receivable from related parties, net	**$ 31,041**

BOX Exchange performs an annual assessment of recoverability of the CAT receivable and, if needed, an estimated reserve is recorded by BOX Exchange based on this assessment. Any amounts taken as a reserve against the receivable by BOX Exchange are recognized as expense in the period and, as such, is accounted for in BOX Market's estimate of regulatory expense included in the statement of income.

Based on available information including aging of receivables and management's liquidity analysis of BOX Exchange, $0 additional impairment of the Receivable from related parties, net was reported in the balance sheet.

Additionally, there are certain expenses that are paid by BOX Market that are collectible from BOX Exchange that are included in the Receivable from related parties, net (Refer to Footnote 7).

Computer Equipment, Software and Leasehold Improvements, net

Assets consist of computer equipment, software and leasehold improvements and are presented net of accumulated depreciation.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

Depreciation methods, useful lives, and residual values of the Company's long-lived assets are reviewed at least annually and adjusted if appropriate. Normal repairs and maintenance are expensed as incurred.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Asset Category	Depreciation Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company periodically reviews its long-lived assets, including hardware and equipment, trading-related software, leasehold improvements and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows.

No impairment charges were recorded during the year ended December 31, 2025.

Revenue Recognition

In accordance with Accounting Standards Codification No. 606, Revenue from Contracts with Customers ("ASC 606"), the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes Transaction fees, net, Non-transaction fees and OPRA income. Additionally, the Company recognizes revenue from interest and other income, net that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction fees, net

Transaction fees, net are charged to Participants on a per-trade basis for various types and combinations of trades that are matched and executed through BOX Market's proprietary trading platform. Transaction fees are reported on a net basis, after certain liquidity and volume-based rebates. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's trading platform. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and typically collected by BOX Exchange within five business days after the end of each billing cycle. BOX Exchange typically sends one cash transfer to Market at the end of the month.

Non-transaction fees

BOX Market offers access to the Company's trading operations through a variety of Participant and Connection services that allow various levels of access to the Company's trading operations.

Participants select the monthly services to receive and once the services are established, the associated fees are billed monthly according to the fee schedule published on the Company's website. These fees vary based on each customer's selected services and connections and how they interact with the Company's trading platform.

BOX Market's performance obligation for all Non-transaction fees is for the Company to provide the selected services and connections to the Company's network as specified by the Participant. Once the services and connections are established, the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. The performance obligation is satisfied each month, and the associated revenue is billed and typically collected from Customers by BOX Exchange within five business days after the end of each month. BOX Exchange then typically sends one cash transfer to BOX Market at the end of the month.

OPRA income

OPRA is a consortium of registered exchanges that compiles and sells trade and market data to third parties. BOX Market provides OPRA with real-time market data, which is compiled and sold to OPRA's customers. Profits generated by OPRA from the sale of this market data is distributed to its members in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA income is that the Company provides accurate and timely market data to OPRA. The performance obligation is satisfied over a monthly period using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services. Accordingly, revenue is recognized over time as the performance obligation is satisfied each month, and the associated cash is collected on a quarterly basis.

Leases

BOX Market accounts for leases in accordance with ASC Topic 842, Leases ("ASC 842"). Under ASC 842, at contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be, or to contain a lease, each identified lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and a lease liability in the balance sheet.

A Right-of-Use ("ROU") asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company has no leases with a lease term of less than twelve months.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the balance sheet as operating lease ROU assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are included in Facilities Costs on the statement of income.

Refer to Footnote 5 for additional information.

Long-Term Incentive Plan

Effective January 2023, BOX Market adopted the Long-Term Incentive Plan (the "LTIP or "Plan") as a future incentive to reward past service of key Company personnel ("LTIP Participants") for their contributions to the long-term success of the Company.

Under the Plan, LTIP Participants were granted Restricted Stock Units ("RSUs") and Stock Appreciation Rights ("SARs"), collectively the "Awards". BOX Market's Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), a fixed EBITDA multiple, and BOX Market's net debt as defined in the Plan.

As the Awards are cash-settled and the value of the awards are tied to the Company's EBITDA and is not based on underlying equity shares or other equity instruments, the Plan is accounted for in accordance with ASC Topic 710 - Compensation - general ("ASC 710").

As such, the benefits under these arrangements are accrued in a systematic and rational manner over the employee service period (e.g. based on intrinsic value and percentage of the elapsed service period at each reporting date).

In 2025, the Company recognized $2,554 of LTIP expense that was included in Compensation and benefits expense in the statement of income. Additionally, the Company reported current LTIP

(*dollars in thousands*)

liability of $1,791 in Accounts payable and accrued expenses and $2,809 as Accrued deferred compensation in Long-Term Liabilities on the balance sheet.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Refer to Footnote 8 for additional information.

Tax Matters

The Company is a single-member limited liability company wholly owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification (“ASC”) Topic 740, a tax position is a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2025, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2025. The Company’s income tax returns are generally open for examination by U.S. federal and state taxing authorities for years after 2022. The Company is not currently under examination by any U.S. federal or state income taxing authority.

Recently Issued Accounting Standards

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Accounting for Internal-Use Software*. The amendments update the accounting for costs related to internally developed software by removing the requirement to apply a sequential project stage model and aligning capitalization guidance with iterative and incremental development methodologies. The amendments are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied on a prospective, retrospective, or modified retrospective basis. The Company is currently evaluating the impact of adopting this guidance on its financial statements and related disclosures.

3. Software, Computer Equipment and Leasehold Improvements

As of December 31, 2025, the Company’s long-lived assets included the following:

December 31, 2025

Software, net of accumulated amortization	$	5,119
Computer equipment, net of accumulated depreciation		1,642
Leasehold improvements, net of accumulated depreciation		309
Total fixed assets, net of $13,490 in accumulated amortization/depreciation	$	7,070

(*dollars in thousands*)

For the year ended December 31, 2025, The Company capitalized software, hardware and leasehold improvement costs of $3,272 ($2,560 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement (see Footnote 6).

Aggregate depreciation and amortization expense related to the Company's long-lived assets was $2,681 in 2025 as presented in the statement of income.

4. Revenues from Contracts with Customers

The Company's revenues come from four separately identifiable streams. Revenues from contracts with customers include Transaction fees, Non-transaction fees, OPRA income and Technology services revenue.

The Company's total revenue from contracts with customers ($132,469 in 2025) is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Disaggregation of Revenue

The following tables disclose the Company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2025	
Revenue Recognized at a Point in Time:	
Transaction fees, net	$ 112,930
Total Revenue Recognized at a Point in Time	112,930
Revenue Recognized Over Time:	
Non-transaction fees	14,994
OPRA income	4,545
Total Revenue Recognized Over Time	$ 19,539

(*dollars in thousands*)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

As of December 31, 2025, the Company had accounts receivable, net of $10,132 and Receivables from related parties, net of $31,041. Out of total accounts receivable, net, $10,132 was related to revenues from contracts with customers.

The Company had $0 deferred revenue as of December 31, 2025.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any revenue streams.

5. Leases

In 2019, BOX Market entered into an operating lease agreement for 9,519 square feet of office space at 141 West Jackson Road in Chicago, Illinois to accommodate the Chicago office staff and the Trading Floor. The lease has an initial term of eleven years beginning in April 2020 and expiring on March 31, 2031. The landlord provided the Company a Tenant Improvement Allowance of $999. The lease grants the Company an option to extend the term for an additional five years at the then fair market rent by giving the landlord twelve months' written notice. At lease commencement, the Company was not reasonably certain to exercise the extension option and therefore the renewal period is excluded from the lease term.

In 2020, the Company entered into a first amendment to the lease at 141 West Jackson Road for an additional 6,774 square feet of office space to accommodate the Chicago Trading Floor. The lease has an initial term of ten years beginning in April 2021 and expiring conterminously with the above lease on March 31, 2031. The amendment grants the Company a one-time option to terminate the lease of both office spaces early on March 31, 2028, by giving twelve months' notice, subject to the payment of a significant termination fee. At lease commencement, the Company was reasonably certain to not exercise the option to terminate the lease early and therefore the lease term will continue through March 31, 2031. The landlord also provided the Company an additional Tenant Improvement Allowance of $652.

The following table summarizes supplemental information for the Company's operating leases:

Year ending December 31, 2025		
Weighted-average remaining lease term (in years)		5.25
Weighted-average discount rate		2.32%
Cash paid for amounts included in the measurement of lease liabilities	$	591

(*dollars in thousands*)

Aggregate future maturities of the operating lease liabilities under non-cancelable operating leases as of December 31, 2025 are as follows:

Years ending December 31,		
2026		602
2027		614
2028		626
2029		639
2030		651
Thereafter		164
Less: effects of discounting		(192)
Total	$	3,104

Present value of operating lease liability		
Current	$	537
Noncurrent		2,567
Present value of operating lease liability	$	3,104

The following table summarizes the presentation of the Company's operating leases in its balance sheet.

Leases	*Classification*		*Amounts as of December 31, 2025*
Assets			
Operating lease assets	Right of use asset	$	2,641
Total lease assets		$	2,641
Liabilities			
Current operating lease assets	Operating lease liability	$	537
Noncurrent operating lease liability	Operating lease liability		2,567
Total lease liability, net		$	3,104

6. Commitments and Contracts

Contracts

The Company has entered into agreements with related parties BOX Technology LLC ("BOX Tech") and BOX Exchange for certain services listed below. BOX Tech is a related party due to common ownership. BOX Exchange is a related party due to certain functions that BOX Exchange performs for BOX Market, including providing BOX Market with the Self-Regulatory Organization ("SRO") structure. Additionally, BOX Exchange manages BOX Market's billing and collection of revenues and also provides IT support services to BOX Market.

(i) A Technical and Operational Services Agreement ("TOSA") with BOX Tech to provide BOX Market with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed-upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the year ending December 31, 2025 and was renewed for 2026.

(*dollars in thousands*)

(ii) A Facility Agreement with BOX Exchange to provide BOX Market with an SRO Structure, in accordance with the Securities Exchange Act of 1934 (the "Act"). Under this Agreement, BOX Exchange provides ongoing oversight of the Company's market operations and regulatory functions. Pursuant to the Facility Agreement, BOX Exchange manages BOX Market's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees, and disgorgements imposed on BOX Market's Participants. Additionally, BOX Exchange, in its sole discretion, may retain funds for Regulatory Purposes under the Facility Agreement.

In the event BOX Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse BOX Exchange for all such costs and expenses upon request. Additionally, BOX Exchange shall reimburse BOX Market for costs and expenses incurred by BOX Market for regulatory purposes.

The Facility Agreement will remain in effect until May 10, 2032, unless terminated earlier in accordance with its terms or 180 days after BOX Market is no longer a facility of BOX Exchange.

(iii) An Administrative Service Agreement ("ASA") with BOX Exchange for BOX Exchange to provide certain support services to the Company, including accounting/finance, IT, communications and administrative support. All rates are revised on a yearly basis. The term of the agreement is for the year ending December 31, 2025 and was renewed for 2026.

(iv) An Information Technology Services Agreement ("ITSA") with BOX Exchange under which BOX Exchange provides certain information technology services to support the operations of BOX Market, including, but not limited to managing IT infrastructure, end-user systems, third party IT service providers, security and monitoring, and the wireless network. All rates are revised on a yearly basis. The term of the agreement is for the year ending December 31, 2025 and was renewed for 2026.

7. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by BOX Holdings as specified in the Company's Amended and Restated Limited Liability Agreement (the "Agreement").

In accordance with the terms of the Facility Agreement, referred to in Note 6, all Transaction fees, net, OPRA income and Non-transaction fees earned by BOX Market are billed and collected by BOX Exchange on behalf of, and subsequently remitted to, BOX Market. Any difference between the revenue earned by BOX Market and the cash received from BOX Exchange is recorded as Receivable from related parties, net in the balance sheet.

At the end of 2025, $42,912 was owed to BOX Market from BOX Exchange. This amount was reduced by $12,064 of Regulatory expense recognized by BOX Market, the net of which is recorded as Receivable from related party in the balance sheet.

In accordance with the terms of the TOSA with BOX Tech referred to in Note 6, the Company incurred professional fees for software maintenance and development with related parties of approximately $6,928 in 2025 which were reported as Trading technology expenses on the Statement of Income. Approximately $845 was owed to BOX Tech as of December 31, 2025. These amounts are reflected as Payable to related parties on the balance sheet.

In accordance with the terms of the ASA with BOX Exchange, referred to in Note 6, BOX Market reimbursed BOX Exchange $1,205 for expenses paid on its behalf in 2025 of which $266 was Payable to BOX Exchange at the end of the year. In 2025, the Company paid a total of $1,381 of expenses on behalf of BOX Exchange, of which $189 was reported in Receivable from related parties, net in

(*dollars in thousands*)

the Balance Sheet. The Company reported $12,064 in Regulatory expense in the statement of income.

In accordance with the terms of the ITSA with BOX Exchange, referred to in Note 6, BOX Market incurred $311 of expenses under the ITSA in 2025, of which $26 was Payable to BOX Exchange at the end of the year and is recorded in Payable to related parties in the Balance Sheet.

All transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

8. Contingencies

Certain lawsuits and various other claims and legal actions arising in the ordinary course of business. As of December 31, 2025, there were no outstanding or pending lawsuits, complaints or claims filed or ending that the Company believes could have a material adverse effect on the Company's financial position, results of operations, cash flows or liquidity.

9. Members' Equity

BOX Market is a single-member LLC, wholly owned by BOX Holdings and has no authorized but unissued units. There were no changes in units during the year.

10. Concentration of Credit Risk

In 2025, approximately 93% of the Company's revenues were generated by the top ten customers. Four customers each generated more than 10% of the Company's total revenues.

If there were a significant decrease in revenue from one or more of these customers, there could be a negative impact on the financial performance of the business.

11. Subsequent Events

The Company has evaluated subsequent events through June 18, 2026, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In March 2026, the Company made a distribution to its sole member of $44,056.

Exhibit D-3 – BOX Technology LLC

BOX TECHNOLOGY LLC
Summary Income Statement
Twelve Months Ended December 31, 2025
Draft - Unaudited, USD

		2025
REVENUES		
Service Revenue	$	9,751,432
TOTAL REVENUE	**$**	**9,751,432**
OPERATING EXPENSES		
Compensation & benefits	$	8,888,497
Professional Services		275,631
Depreciation & amortization		73,420
Facilities costs		103,616
Office Related, Travel & Other		163,658
TOTAL OPERATING EXPENSES	**$**	**9,504,822**
OPERATING INCOME	**$**	**246,610**
NON-OPERATING INCOME/EXPENSE		
Interest Income	$	20,821
Tax expense		(61,827)
Foreign Exchange Gain/(Loss)		(39,500)
TOTAL NON-OPERATING INCOME/EXPENSE	**$**	**(80,506)**
NET INCOME / (LOSS)	**$**	**166,104**

BOX TECHNOLOGY LLC
Summary Consolidated Balance Sheet
As of December 31, 2025
Draft - Unaudited, USD

	Balance at 12/31/25
ASSETS	
Current Assets	
Cash & cash equivalents	$ 3,053,579
Receivable from related parties	1,158,351
Deposits, prepaids & other current assets	110,734
Total Current Assets	**4,322,664**
Non-Current Assets	
Right of use asset	155,243
Property, plant & equipment, net	120,057
Total Non-Current Assets	**275,300**
TOTAL ASSETS	**$ 4,597,965**
LIABILITIES	
Current Liabilities	
Accounts payable & accrued expenses	$ 1,942,517
Lease liability, current	38,621
Total Current Liabilities	**1,981,138**
Non-Current Liabilities	
Accrued deferred compensation, non-current	439,103
Lease liability, non-current	130,965
Total Non-Current Liabilities	**570,068**
TOTAL LIABILITIES	**$ 2,551,206**
TOTAL MEMBERS' EQUITY	**$ 2,046,759**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$ 4,597,965**

Exhibit D-4 – TMX Group Limited

Condensed Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Years ended December 31, 2025 and 2024

(In thousands of Canadian dollars)

(Unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	**$**	**81,408**	$	13,927
Prepaid expenses		**260**		147
Due from related parties		**8,262**		4,132
		89,930		18,206
Non-current assets:				
Investment in TMX Investor Solutions		**4,838**		4,838
Investment in The Canadian Depository for Securities Limited		**177,622**		177,622
Investment in Montreal Exchange Inc.		**2,402,081**		2,247,347
Investment in Shorcan Brokers Limited		**52,004**		52,004
Investment in TSX Inc.		**2,336,167**		2,386,167
Investment in TSX Trust Company		**197,882**		197,882
Investment in Trayport Holdings Limited		**969,640**		969,640
Investment in Alpha Exchange Inc.		**170,900**		170,900
Investment in 2549283 Ontario Inc.		**-**		12,574
Investment in TMX Post Trade Innovations Inc		**10,600**		8,000
Investment in TMX US Holdings Inc		**33,547**		15,622
Investment in Newsfile Corp.		**318**		318
Investment in iNDEX Research and Development Indices Ltd.		**28,767**		26,903
Investment in ETF Stream Limited		**10,963**		-
Term loan receivable from TSX Inc.		**-**		650,000
Term loan receivable from Bourse de Montreal Inc.		**247,073**		408,955
Term loan receivable from Newsfile Corp.		**19,150**		22,650
Term loan receivable from iNDEX Research and Development Indices		**4,803**		5,104
Deferred income tax assets		**22,319**		11,098
Other non-current assets		**5,583**		10,256
Total Assets	**$**	**6,784,187**	$	7,396,086
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**26,763**	$	25,744
Commercial paper		**209,483**		224,666
Debentures		**299,801**		-
Due to related parties		**823**		403
Provisions		**40**		40
Demand loan payable to TSX Inc.		**251,500**		215,300
Demand loan payable to Bourse de Montreal Inc.		**165,200**		124,463
Demand loan payable to Shorcan Brokers Limited		**7,100**		9,000
Demand loan payable to TSX Venture Exchange Inc.		**41,000**		32,500
Demand loan payable to Corporation Canadienne de Compensation de Produits Derives		**24,100**		22,500
Demand loan payable to Alpha Exchange Inc.		**9,400**		10,100
Note payable to CDS Clearing and Depository Services Inc.		**36,000**		43,000
Note payable to The Canadian Depository for Securities Limited		**5,000**		6,500
Other current liabilities		**2**		-
		1,076,212		714,216
Non-current liabilities:				
Debentures		**1,545,121**		1,843,494
Term loan payable to 2549283 Ontario Inc.		**-**		850,000
Other non-current liabilities		**12,752**		8,564
Total Liabilities		**2,634,085**		3,416,274
Equity:				
Share capital		**2,805,276**		2,795,749
Contributed surplus		**1,735,897**		1,734,832
Retained deficit		**(398,001)**		(558,827)
Accumulated other comprehensive income		**6,930**		8,058
Total Equity		**4,150,102**		3,979,812
Total Liabilities and Equity	**$**	**6,784,187**	$	7,396,086

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31,	
	2025	2024
Expenses:		
Compensation and benefits		
General and administration	**$ 18,156**	$ 9,058
Shared services	**(3,203)**	(5,052)
Total operating expenses	**14,953**	4,006
Income from operations	**(14,953)**	(4,006)
Other loss	**(397,236)**	-
Net finance income	**795,796**	339,347
Income before income taxes	**383,607**	335,341
Income tax benefits	**(10,815)**	(7,770)
Net income	**$ 394,422**	$ 343,111

TMX GROUP LIMITED

Non-Consolidated Statements of Other Comprehensive Income
(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31	
	2025	2024
Other comprehensive income:		
Effective portion of fair value gain on cash flow hedges, net of tax expense of $nil (2024 – $3,200)	**$ -**	$ 9,100
Fair value gain on cash flow hedges reclassified to the income statements	(1,128)	(1,042)
Total Other Comprehensive Income	**$ (1,128)**	$ 8,058

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31 2025	2024
Common shares:		
Balance, beginning of period	**$ 2,795,749**	$ 2,769,064
Proceeds from exercised share options	**8,592**	24,256
Cost of exercised share options	**935**	2,429
Balance, end of period	**2,805,276**	2,795,749
Contributed surplus - share option plan:		
Balance, beginning of period	**1,734,832**	1,735,217
Cost of exercised share options	**(935)**	(2,429)
Cost of share option plan	**2,000**	2,044
Balance, end of period	**1,735,897**	1,734,832
Retained (deficit) earnings:		
Balance, beginning of period	**(558,827)**	(693,867)
Net income	**394,422**	343,111
Dividends to equity holders	**(233,596)**	(208,071)
Balance, end of period	**(398,001)**	(558,827)
Accumulated other comprehensive income:		
Balance, beginning of period	**8,058**	-
Effective portion of fair value gain on cash flow hedges, net of tax expense of $nil (2024 – $3,200)	**-**	9,100
Fair value gain on cash flow hedges reclassified to the consolidated income statements	**(1,128)**	(1,042)
Balance, end of period	**6,930**	8,058
Total equity, end of period	**$ 4,150,102**	$ 3,979,812

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	For the year ended December 31 2025	2024
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 383,607**	$ 335,341
Net finance income	**(784,379)**	(326,148)
Amortization of clawback - iNDEX Research	**7,344**	1,053
Other loss	**397,236**	-
Cost of share option plan	**2,000**	2,044
Changes in:		
Prepaid expenses	**(1,047)**	(10,680)
Trade and other payables	**(11,835)**	936
Amounts due to and from related parties	**(4,456)**	(9,225)
Other non-current assets	**(516)**	31
Other assets and liabilities	**(441)**	32
Provisions	**-**	40
	(12,487)	(6,576)
Cash flows (used in) from financing activities:		
Interest paid	**(86,036)**	(80,228)
Dividends paid to equity holders	**(233,596)**	(208,071)
Proceeds from exercised options	**8,592**	24,256
Proceeds from issuance of debenture	**-**	1,093,826
Receipt from settlement of bond forward	**-**	12,304
Net movement of commercial paper	**(15,183)**	(69,531)
Demand loans payable, net	**84,437**	108,963
Term loan payable, net	**(850,000)**	-
Notes payable, net	**(8,500)**	13,000
	(1,100,286)	894,519
Cash flows from (used in) investing activities:		
Interest received	**59,803**	71,714
Dividends received	**837,468**	362,040
Investment in Bourse de Montreal Inc.	**(154,734)**	(1,048,781)
Investment in TSX Trust Company	**-**	50,000
Investment in 2549283 Ontario Inc.	**(384,662)**	-
Investment in TMX Post Trade Innovations Inc	**(2,600)**	-
Investment in ETF Stream Limited	**(10,596)**	-
Investment in TMX US Holdings Inc	**(17,925)**	(15,574)
Investment in Newsfile Corp.	**-**	(318)
Investment in iNDEX Research and Development Indices Ltd.	**-**	(19,177)
Return of capital from TSX inc	**50,000**	-
Term loans receivable, net	**803,500**	(286,286)
	1,180,254	(886,382)
Increase in cash and cash equivalents	**67,481**	1,561
Cash and cash equivalents, beginning of period	**13,927**	12,366
Cash and cash equivalents, end of period	**$ 81,408**	$ 13,927

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Years ended December 31, 2025 and 2024

(In thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	**$**	**18,764**	$	15,082
Trade and other receivables		**25,971**		19,333
Prepaid expenses		**1,000**		1,342
Due from related parties		**7,645**		9,371
Demand loan receivable from TMX Group Limited		**165,200**		124,463
		218,580		169,591
Non-current assets:				
Goodwill and intangible assets		**1,050,197**		1,050,708
Right-of-use assets		**6,548**		7,431
Investment in subsidiaries		**944,372**		789,638
Investment in 2549283 Ontario Inc.		**—**		150,000
Other non-current assets		**694**		860
Demand loan receivable from MX US 1		**760,621**		860,490
Total Assets	**$**	**2,981,012**	$	3,028,718
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**23,495**	$	24,832
Due to related parties		**345**		3,384
Current income tax liabilities		**12,043**		13,500
Other current liabilities		**1,330**		1,140
		37,213		42,856
Non-current liabilities:				
Lease liabilities		**9,665**		11,643
Term loan payable to TMX Group Limited		**247,073**		408,955
Deferred income tax liabilities		**189,782**		194,516
Other non-current liabilities		**1,636**		1,558
Total Liabilities		**485,369**		659,528
Equity:				
Share capital		**1,757,579**		1,602,845
Contributed surplus		**950,110**		950,110
Merger Reserve		**5,397**		5,397
Deficit		**(217,443)**		(189,162)
Total Equity		**2,495,643**		2,369,190
Total Liabilities and Equity	**$**	**2,981,012**	$	3,028,718

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income

(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31,	
	2025	2024
Revenue:		
Derivatives Trading & Clearing	**$ 163,166**	$ 120,563
Global Insights	**34,738**	32,285
Other	**1,740**	386
Total revenue	**199,644**	153,234
Expenses:		
Compensation and benefits	**26,027**	23,155
Information and trading systems	**3,258**	3,220
Selling, general and administration	**7,602**	8,783
Shared services	**24,567**	21,275
Depreciation and amortization	**7,433**	6,817
Total operating expenses	**68,887**	63,250
Income from operations	**130,757**	89,984
Net finance income	**67,706**	70,441
Income before income taxes	**198,463**	160,425
Income tax expense	**39,571**	34,433
Net income	**$ 158,892**	$ 125,992

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income

(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31,	
	2025	2024
Net income	**$ 158,892**	$ 125,992
Other comprehensive income:		
Items that will not be reclassified to the consolidated income statements:		
Actuarial gain (loss) on defined benefit pension and other post-retirement benefit plans, net of tax expense of $96 (2024 – net of tax savings of $2)	**268**	(7)
Total items that will not be reclassified to the consolidated income statements	**268**	(7)
Total comprehensive income	**$ 159,160**	$ 125,985

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(Unaudited)

For the year ended December 31, 2025

	Share capital	Contributed surplus	Merger reserve	Deficit	Total equity
Balance at January 1, 2025	**$ 1,602,845**	**$ 950,110**	**$ 5,397**	**$ (189,162)**	**$ 2,369,190**
Net income	**—**	**—**	**—**	**158,892**	**158,892**
Other comprehensive income (loss):					
Actuarial gain on defined benefit pension and other post-retirement benefit plans, net of taxes*	**—**	**—**	**—**	**268**	**268**
Total comprehensive income	**—**	**—**	**—**	**159,160**	**159,160**
Contribution of capital from shareholder	**154,734**	**—**	**—**	**—**	**154,734**
Dividends to equity holder	**—**	**—**	**—**	**(187,441)**	**(187,441)**
Balance at December 31, 2025	**$ 1,757,579**	**$ 950,110**	**$ 5,397**	**$ (217,443)**	**$ 2,495,643**

**Actuarial gain on defined benefit post-retirement plans are recognized in other comprehensive income and then immediately transferred to retained earnings*

For the year ended December 31, 2024

	Share capital	Contributed surplus	Merger reserve	Deficit	Total equity
Balance at January 1, 2024	$ 565,507	$ 938,666	$ 5,397	$ (218,147)	$ 1,291,423
Net income	—	—	—	125,992	125,992
Other comprehensive income:					
Actuarial loss on defined benefit pension and other post-retirement benefit plans, net of taxes*	—	—	—	(7)	(7)
Total comprehensive income	—	—	—	125,985	125,985
Contribution of capital from shareholder	1,037,338	11,444	—	—	1,048,782
Dividends to equity holder	—	—	—	(97,000)	(97,000)
Balance at December 31, 2024	$ 1,602,845	$ 950,110	$ 5,397	$ (189,162)	$ 2,369,190

**Actuarial loss on defined benefit post-retirement plans are recognized in other comprehensive income and then immediately transferred to retained earnings*

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	For the year ended December 31, 2025	2024
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 198,463**	$ 160,425
Adjustments to determine net cash flows:		
Depreciation and amortization	**7,433**	6,817
Impairment charges	**—**	17
Net finance income	**(67,885)**	(99,841)
Employee defined benefits expense	**127**	160
Changes in:		
Trade and other receivables, and prepaid expenses	**(6,108)**	(4,392)
Net amount due from related parties	**(1,313)**	(5,550)
Trade and other payables	**(1,281)**	45,511
Other non-current liabilities	**(330)**	—
Other non-current assets	**—**	39
Provisions	**(16)**	(185)
Deferred revenue	**104**	(523)
Cash paid for employee defined benefits	**(73)**	(86)
Income tax paid	**(45,858)**	(22,892)
	83,263	79,500
Cash flows (used in) from financing activities:		
Interest paid	**(19,787)**	(32,568)
Repayment of lease liabilities	**(1,556)**	(412)
Dividends paid to equity holder	**(187,441)**	(97,000)
Contribution of capital from shareholder	**154,734**	1,048,782
Term loan payable to TMX Group Limited	**(150,000)**	258,908
	(204,050)	1,177,710
Cash flows from (used in) investing activities:		
Interest received	**98,318**	82,028
Dividends received	**15,000**	12,000
Contribution of capital to subsidiaries - contributed surplus	**—**	(11,444)
Contribution of capital to subsidiaries - Share capital	**—**	(428,038)
Additions to premises and equipment	**(152)**	(79)
Additions to intangible assets	**(5,760)**	(6,696)
Return of investment in preferred shares of 2549283 Ontario Inc.	**150,000**	—
Demand loan receivable from MX US 1	**(92,339)**	(899,914)
Demand loan receivable from TMX Group Limited	**(40,598)**	—
	124,469	(1,252,143)
Increase in cash and cash equivalents	**3,682**	5,067
Cash and cash equivalents, beginning of the year	**15,082**	10,015
Cash and cash equivalents, end of the year	**$ 18,764**	$ 15,082

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Years ended December 31, 2025 and 2024

(In thousands of US dollars)

(Unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(In thousands of US dollars)
(Unaudited)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	**$**	**428**	$	3,770
Due from related parties		**3**		3
Current income tax assets		**11,095**		4,283
		11,526		8,056
Non-current assets:				
Goodwill		**-**		25,588
Investments in subsidiaries		**1,325,739**		1,195,582
Total Assets	**$**	**1,337,265**	$	1,229,226
Liabilities and Equity				
Current liabilities:				
Trade and other payables		**60**		-
Due to related parties		**64**		2
Current income tax liabilities		**5**		6
		129		8
Non-current liabilities:				
Intercompany loans payable		**554,227**		598,227
Deferred income tax liabilities		**9,539**		25,177
Total Liabilities		**563,895**		623,412
Equity:				
Share capital		**437,581**		326,581
Contributed surplus		**321,838**		321,838
Merger reserve		**3,514**		3,514
Retained earnings (Deficit)		**10,437**		(46,119)
Total Equity		**773,370**		605,814
Total Liabilities and Equity	**$**	**1,337,265**	$	1,229,226

MX US 1, INC.

Non-Consolidated Income Statements

(In thousands of US dollars)

(Unaudited)

	For the year ended December 31	
	2025	2024
Expenses:		
Selling, general and administration	**$ 125**	$ 67
Total operating expenses	**125**	67
Loss from operations	**(125)**	(67)
Net finance income	**65,031**	42,371
Income before income taxes	**64,906**	42,304
Income tax expense	**8,350**	1,825
Net income and comprehensive income	**$ 56,556**	$ 40,479

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of US dollars)
(Unaudited)

For the year ended December 31, 2025 and 2024

	Share capital	Contributed surplus	Merger reserve	Retained earnings	Total equity
Balance at January 1, 2025	**$ 326,581**	**$ 321,838**	**$ 3,514**	**$ (46,119)**	**$ 605,814**
Net income and comprehensive income	**-**	**-**		**56,556**	**56,556**
Issuance of shares	**111,000**	**-**		**-**	**111,000**
Balance at December 31, 2025	**$ 437,581**	**$ 321,838**	**$ 3,514**	**$ 10,437**	**$ 773,370**
Balance at January 1, 2024	$ 3,265	$ 313,338	$ 3,514	$ (86,598)	$ 233,519
Net income and comprehensive income	-	-	-	40,479	40,479
Contribution of capital from shareholder	-	8,500	-	-	8,500
Issuance of shares	323,316	-	-	-	323,316
Balance at December 31, 2024	$ 326,581	$ 321,838	$ 3,514	$ (46,119)	$ 605,814

(^) Actuarial gain on defined benefit pension and other post-retirement benefit plans are recognized in other comprehensive income and then immediately transferred to retained earnings.

MX US 1, INC.

Non-Consolidated Statements of Cash Flows

(In thousands of US dollars)

(unaudited)

	For the year ended December 31	
	2025	2024
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 64,906**	$ 42,304
Adjustments to determine net cash flows:		
Net finance income	**(65,031)**	(42,371)
Changes in:		
Amounts due to and from related parties	**(2,078)**	(3,109)
Trade and other payables	**60**	-
Income taxes paid	**(3,073)**	(3,784)
	(5,216)	(6,960)
Cash flows from (used in) financing activities:		
Interest paid	**(35,697)**	(38,469)
Term loan payable to MX	**(44,000)**	598,227
Contribution of capital from shareholder, net	**111,000**	8,500
	31,303	568,258
Cash flows from (used in) investing activities:		
Interest received	**140**	239
Dividends received	**100,588**	80,600
Contribution of capital to subsidiaries, net	**(130,157)**	(638,500)
	(29,429)	(557,661)
Decrease in cash and cash equivelents	**(3,342)**	3,637
Cash and cash equivalents, beginning of period	**3,770**	133
Cash and cash equivalents, end of period	**$ 428**	$ 3,770

BOX EXCHANGE[SM]

Exhibit D-7 – MX US 2 LLC

Non-Consolidated Financial Statements of

MX US 2, LLC

Years ended December 31, 2025 and 2024

(In thousands of US dollars)

(Unaudited)

MX US 2, LLC

Non-Consolidated Balance Sheets
(In thousands of US dollars)
(Unaudited)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	11	$	305
		11		305
Non-current assets:				
Investments in subsidiaries - BOX Holdings		162,866		162,866
Total Assets	$	162,877	$	163,171
Liabilities and Equity				
Total Liabilities		-		-
Equity:				
Share capital		55,031		55,031
Contributed surplus		48,775		48,775
Retained earnings		59,071		59,365
Total Equity		162,877		163,171
Total Liabilities and Equity	$	162,877	$	163,171

MX US 2, LLC

Non-Consolidated Income Statements

(In thousands of US dollars)

(Unaudited)

	For the year ended December 31	
	2025	2024
Expenses:		
Selling, general and administration	**$ 1**	$ 1
Total operating expenses	**1**	1
Loss from operations	**(1)**	(1)
Net finance income	**52,995**	26,264
Income before income taxes	**52,994**	26,263
Net income and comprehensive income	**$ 52,994**	$ 26,263

MX US 2, LLC

Non-Consolidated Statements of Changes in Equity

(In thousands of US dollars)

(Unaudited)

For the year ended December 31, 2025 and 2024

	Share capital	Contributed surplus	Retained earnings	Total equity
Balance at January 1, 2025	**$ 55,031**	**$ 48,775**	**$ 59,365**	**$ 163,171**
Net income and comprehensive income	**-**	**-**	**52,994**	**52,994**
Dividends on common shares	**-**	**-**	**(53,288)**	**(53,288)**
Balance at December 31, 2025	**$ 55,031**	**$ 48,775**	**$ 59,071**	**$ 162,877**
Balance at January 1, 2024	$ 55,031	$ 48,775	$ 61,202	$ 165,008
Net income and comprehensive income	-	-	26,263	26,263
Dividends on common shares	-	-	(28,100)	(28,100)
Balance at December 31, 2024	$ 55,031	$ 48,775	$ 59,365	$ 163,171

(^) Actuarial gain on defined benefit pension and other post-retirement benefit plans are recognized in other comprehensive income and then immediately transferred to retained earnings.

MX US 2, LLC

Non-Consolidated Statements of Cash Flows
(In thousands of US dollars)
(unaudited)

	For the year ended December 31	
	2025	2024
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 52,994**	$ 26,263
Adjustments to determine net cash flows:		
Net finance income	**(52,995)**	(26,264)
Changes in:		
Amounts due to and from related parties	**-**	1,387
Income taxes paid	**-**	(39)
	(1)	1,347
Cash flows used in financing activities:		
Dividends paid on common shares	**(53,288)**	(28,100)
	(53,288)	(28,100)
Cash flows from investing activities:		
Interest received	**7**	84
Dividends received	**52,988**	26,181
	52,995	26,265
Decrease in cash and cash equivelents	**(294)**	(488)
Cash and cash equivalents, beginning of period	**305**	793
Cash and cash equivalents, end of period	**$ 11**	$ 305

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2025 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC
A Limited Liability Company

Financial Statements
December 31, 2025

BOX Exchange LLC

Financial Statements
December 31, 2025

BOX Exchange LLC

Contents

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Independent Auditor's Report

Board of Directors and Members
Box Exchange LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of BOX Exchange LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income and expense, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations, changes in its members' equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Exchange LLC is the self-regulatory organization which is responsible for the operation and oversight of the equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The operations of the Box Exchange are conducted through BOX Options Market LLC. BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of BOX Exchange LLC and do not include tests to evaluate the controls over the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level of assurance with respect to the BOX Exchange, its trading system or the transactions conducted through Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, P.C.

May 26, 2026

Financial Statements

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2025		
Assets		
Current Assets:		
Cash and cash equivalents	$	28,255
Accounts receivable		13,971
Receivable from CAT (net)		2,383
Other current assets		12,934
Total Current Assets		57,543
Computer Equipment, Software and Leasehold Improvements, Net		3,148
Right of Use Asset – Operating lease, Net		3,407
Total Assets	$	64,098
Liabilities and Members' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	45,489
Deferred compensation		9,660
Operating lease liability, current portion		715
Total Current Liabilities		55,864
Operating Lease Liability, long term portion		3,147
Deferred Compensation		1,718
Total Liabilities		60,729
Members' Equity:		
Members' contributions – 52,468 economic units issued and outstanding		-
Members' contributions – 52,468 voting units issued and outstanding		-
Accumulated Members' distributions		(766)
Accumulated earnings		4,135
Total Equity		3,369
Total Liabilities and Members' Equity	$	64,098

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2025		
Income:		
Option regulatory fees	$	39,617
Other income		11,000
Administrative services & Miscellaneous		869
Interest		605
Fines and disgorgements		253
Total Income		52,344
Expenses:		
Professional services:		
Financial and administrative		6,293
Consulting		5,636
External IT		5,268
Employee costs		21,785
Credit loss expense		9,455
Consolidated audit trail		1,428
Amortization and depreciation		1,253
Rent of facilities		1,080
Other		456
Insurance		399
Communications and data processing		181
Office supplies and subscriptions		170
Total Expenses		53,404
Net Loss	$	1,060

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance, December 31, 2024	$ -	$ -	$ (723)	$ 5,195	$ 4,472
Distributions*	-	-	(43)	-	(43)
Net Loss	-	-	-	(1,060)	(1,060)
Balance, December 31, 2025	$ -	$ -	$ (766)	$ 4,135	$ 3,369

See accompanying notes to financial statements.
**Distributions represent tax payments*

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2025		
Cash Flows from Operating Activities:		
Net loss	$	(1,060)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,253
Non-cash compensation		2,474
Non-cash lease expense		584
Changes in operating assets and liabilities:		
Increase in accounts receivable		(460)
Increase in other current assets		(2,828)
Credit loss expense		9,455
Increase in accounts payable and accrued expenses		9,311
Decrease in net lease liability		(355)
Net cash provided by operating activities		18,374
Cash Flows from Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(771)
Repayment of CAT note receivable		3,949
Net cash provided by investing activities		3,178
Cash Flows from Financing Activities:		
Distributions		(43)
Net cash used in financing activities		(43)
Net Increase in Cash and Cash Equivalents		21,509
Cash, Beginning of Year		6,746
Cash and cash equivalents, End of Year	$	28,255

Supplemental Cash Flow Information:

Distributions represent previous tax payments

Non-Cash Investing:

The Company acquired $143 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2025. The Company paid $8 for computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2024, during 2025.

See accompanying notes to financial statements.

Notes to Financial Statements (in thousands of dollars)

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2, Inc. ("TMX"), IB Exchange Corp ("lAB"), Citadel Securities Principal Investments, LLC, UBS Americas Inc. (USA), JPMC Strategic Investments I Corporation (LabMorgan Corp.), Wolverine Trading, LLC, and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents comprises of amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Current Expected Credit Losses ("CECL") Adoption (ASC 326)

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (ASC 326). The ASU introduces a new credit loss methodology, CECL, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current generally accepted accounting principles, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

The Company adopted the new guidance on January 1, 2023, and assessed the effect on its consolidated financial statements. The adoption of the new accounting standard did not have a significant impact and accordingly, the Company did not make any transitional adjustment to the accompanying financial statements.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

The net realizable value is determined using estimates of historical collection experience. These estimates are adjusted for recoveries and any anticipated changes in trends. Customer accounts receivable can be impacted by the effectiveness of the Company’s collection efforts. Additionally, significant changes in payor mix, business office operations, economic conditions, or trends could affect the net realizable value of accounts receivable. The Company continually reviews the net realizable value of accounts receivable by monitoring historical cash collections, as well as by analyzing current period net revenue, aged accounts receivable, and days revenue outstanding.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Notes to Financial Statements (in thousands of dollars)

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (ASC) 606 – Revenue from contracts with customers, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance obligations for ASA revenues are met over the monthly period in which the services are performed. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services. The Company typically bills and collects in the first week of the subsequent month.

Fines and disgorgements are related to performance obligations that have already been fully recognized and they get recognized at the time the Letter of Consent is signed.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2025 consisted of:

December 31, 2025		
Computer equipment	$	6,027
Computer software		7,714
Leasehold improvements		1,859
Accumulated amortization and depreciation		(12,452)
Net amount	$	3,148

For the year ended December 31, 2025, the Company capitalized software development, hardware and leasehold improvements costs of $907 ($186 acquired from BOX Tech). Included in those costs were costs of $143, which the Company acquired during 2025, but were unpaid as of December 31, 2025. The Company also paid $8 at the beginning of 2025 for computer software and leasehold improvements acquired at the end of 2024.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $1,253 for the year ended December 31, 2025.

Notes to Financial Statements (in thousands of dollars)

4. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded primarily through life insurance policies owned by the Company. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the Company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2025, the deferred compensation liability was $11,378, and the expense associated with deferred compensation for the year was $3,304 and are presented in the employee costs line item in the statement of income and expenses.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2024, the Company recorded contributions to the plan of $554, which are presented in the 'Employee costs' line item of the Statement of Income and Expense.

5. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members' payment of taxes with respect to the Company's taxable income.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2025, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2025.

The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2025, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2023, 2024, and 2025.

6. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the

Notes to Financial Statements (in thousands of dollars)

Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2025:

Revenue from contracts with customers:	
Option regulatory fees	$ 39,617
Administrative services	869
Fines and disgorgements	253
Total revenue from contracts with customers	40,739
Other income	11,000
Interest income	605
Total other revenues	11,605
Total revenue	$ 52,344

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services for the year ended December 31, 2025:

Notes to Financial Statements (in thousands of dollars)

Revenue recognized over time:	
Option regulatory fees	$ 39,617
Administrative services	869
Fines and disgorgements	253
Total revenue from contracts with customers	$ 40,739

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2025. During the year ended December 31, 2025, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $3,350 as of December 31, 2025. The Company had no significant impairments related to these receivables during the year ended December 31, 2025. The Company had receivables related to revenues from contracts with customers of $2,837 as of December 31, 2024. The Company had no deferred revenue at December 31, 2025 and December 31, 2024.

7. Other income

The other income disclosed in the Statement of Income and Expense represents a gain on write down of Payables to Box Market.

8. Leases

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 – Lease Accounting from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less. During the 2023 fiscal year, the Company extended the lease for all three spaces in the Boston office location through July of 2030.

The Company recognized $1,016 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2025, there is $138 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company's operating lease:

Years ending December 31, 2025	Amounts
Weighted-average remaining lease term - (in years)	4.6
Weighted-average discount rate	7.8%
Cash paid for amounts included in the measurements of operating lease liabilities	$ 673

Aggregate future maturities of the operating lease liability for the Boston space as of December 31, 2025 are as follows:

Year ending December 31, 2025	Amounts
2026	985
2027	975
2028	999
2029	1,023
2030	605
Less effects of discounting	(725)
Total	$ 3,862

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2025
Assets		
Operating lease assets	Right of use asset	$ 3,407
Total lease assets		$ 3,407
Liabilities		
Current		
Operating	Operating lease liability	$ 715
Noncurrent		
Operating	Operating lease liability	3,147
Total lease liabilities		$ 3,862

9. Receivable from CAT

On July 11, 2012, the U.S. Securities and Exchange Commission (SEC) voted to adopt Rule 613 under Regulation NMS requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail. As a SRO, the Company is a member of CAT, LLC (CAT), and has funded the development of the CAT system along with the other SROs.

The net realizable value is determined using estimates of historical loss information and current market conditions. These estimates are adjusted for recoveries and any anticipated changes in trends. Receivable from CAT can be impacted by the effectiveness of the Company's collection efforts. Additionally, significant changes in payor mix, business office operations, economic conditions, or trends could affect the net realizable value of accounts receivable. The Company continually reviews the net realizable value of accounts receivable by monitoring historical loss information and current market conditions as well as by analyzing the outstanding Receivable from CAT balance.

Cash totaling $3,949 was received from CAT to reduce the outstanding notes during the year ended December 31, 2025. An increase to the credit loss amounting of $9,455 was recorded during the year ended December 31, 2025 as shown in the Credit loss expense line item on the Statement of Income and Expense. Notes associated with the CAT project are payable upon demand by member SROs. The following table summarizes the presentation of the receivable from CAT on the Company's balance sheet (in thousands):

Receivable	Amounts as of December 31, 2025
Total receivables due from CAT	$ 21,442
Allowance for credit losses	(19,059)
Net receivable due from CAT	$ 2,383

10. Related Party Contracts and Transactions

The Company has entered into several agreements with BOX Market, BOX Technology, and BSTX LLC to provide certain administrative, regulatory, consulting and technical and operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2025 of $42,030 are included in accounts payable and accrued expenses on the balance sheet. During fiscal year 2025 the Company wrote down $11,000 of the amount recorded as a payable to BOX Market. This write-down was recorded as Other income in the Statement of Income and Expense.

The Company has an Information Technology Services Agreement (ITSA) with BOX Market where the Company provides certain support services such as IT infrastructure, security monitoring, hardware management, wireless network management, third-party IT service provider management and other

Notes to Financial Statements (in thousands of dollars)

IT-related support to BOX Market. During fiscal year 2025 the Company charged $311 for the ITSA services outlined above.

BOX Market also sought reimbursement for $1,375 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $1,253 during 2025 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $225 was recorded in accounts receivable, as of December 31, 2025.

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $2,898 for these various services during fiscal year 2025. Amounts owed to BOX Technology as of December 31, 2025 of $314 are reflected in accounts payable and accrued expense on the balance sheet.

The Company has an Information Technology Services Agreement (ITSA) with BOX Technology where the Company provides certain support services such as IT infrastructure, security monitoring, hardware management, wireless network management, third-party IT service provider management and other IT-related support to BOX Technology. During fiscal year 2025 the Company charged $550 for the ITSA services outlined above.

The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $192 during the year ended December 31, 2025. A receivable from BOX Technology of $95 was recorded in accounts receivable, as of December 31, 2025.

BSTX

The Company has an Administrative Services Agreement (ASA) with BSTX where the Company provides certain support services such as website hosting, electronic mail hosting, and general technology support. During fiscal year 2025 the Company charged $8 for the ASA services outlined above.

11. Members' Equity

As of December 31, 2025, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. The number of units issued and outstanding for both voting and economic rights as of December 31, 2025 are 52,468 units of each type outstanding.

12. Subsequent Events

The Company has evaluated subsequent events through May 26, 2026, the date these financial statements were available to be issued. On April 20, 2026, the Company placed $45,000 in trust for the purpose of satisfying certain contractual and benefit obligations of the Company.

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2 LLC

1. MX US 2 LLC
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

JPMC Strategic Investments I Corporation

1. JPMC Strategic Investments I Corporation
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

The list of BOX Options Participants is available continuously online at https://boxexchange.com/membership/. The Exchange certifies that the information available at the above internet website is accurate as of its date and is free and accessible by the general public. Furthermore, the Exchange certifies that the detailed Exhibit M is kept up to date and is available to the Commission and the public upon request.

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC"). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 22, 2026 BOX Options Market LLC lists a total of 4,168 classes. The downloadable list of Current BOX Options Classes Listing is continuously available at the following address: https://boxoptions.com/resources/. The Exchange certifies that the information available at the above location is accurate as of its date.